Exhibit 99.1

Mercurity Fintech Holding Inc. Reports Third Quarter 2021

Financial Results

Shenzhen, Guangdong, January 5, 2022 (GLOBE NEWSWIRE) -- Mercurity Fintech Holding Inc. (the "Company" or "MFH") (Nasdaq trading symbol: MFH) today announced its unaudited financial results for the Third Quarter ended September 30, 2021.

Third Quarter 2021 Financial and Operating Highlights

•	Q3 2021 GAAP revenues of $0 thousand, compared to $41 thousand in Q3 2020.
•	Q3 2021 GAAP gross profit of $0 thousand, compared to $11 thousand in Q3 2020.
•	Q3 2021 GAAP net loss of $2,344 thousand, compared to net loss of $631 thousand in Q3 2020.
•	Q3 2021 Non-GAAP net loss of $449 thousand, compared to net loss of $427 thousand in Q3 2020.

Mr. Zhu Wei, Co-Chairperson of the Board and Co-Chief Executive Officer, commented “The third quarter of 2021 was crucial for the Company as we completed the re-integration and comprehensive upgrade of our business as well as our team. We will continue to seek new breakthroughs in the field of blockchain technology applications and reserve valuable assets and stable cash flows for the Company through digital currency mining and digital currency investment businesses. Although we have not yet accomplish certain significant financial achievements in this period, we have already taken crucial steps to establish ourselves in the blockchain technologies and expect a brilliant future for our company”.

Recent Developments

On September 8, 2021, certain investors purchased a total of $5 million of the Company’s ordinary shares and warrants to purchase up to 571,428,570 ordinary shares at certain prices for a purchase price of $0.00875 per share and warrant (the “Private Offering”), paid in Bitcoin (“BTC”). On October 19, 2021, certain investors purchased a total of $5 million of the Company’s ordinary shares and warrants to purchase up to 571,428,570 ordinary shares at certain prices for a purchase price of $0.00875 per share and warrant as part of the Private Offering, paid in USD Coin (USDC). We believe that the net proceeds from the Private Offering do not only provide the capital needed to grow the Company's business in the near future, but also declare the investors’ confidence in the Company and potential returns from holding and investing in digital currencies. BTC is a decentralized digital currency, without a central bank or single administrator, which can be sent from user to user on the peer-to-peer Bitcoin network without any intermediaries. BTC transactions are verified by network nodes through cryptography and recorded in a public distributed ledger called a blockchain. USDC is a digital stable coin that is pegged to the United States dollars and runs on the Ethereum, Stellar, Algorand, Avalanche, Solana, Tron and Hedera Hashgraph system.

On October 17, 2021, the Company incorporated Golden Nation Ltd (“Golden Nation”), a New York company and wholly-owned subsidiary of the Company, and planned to have Golden Nation carry out its investment strategy in cryptocurrency mining operations in North America.

On October 25, 2021, the Company, through its wholly-owned subsidiary Ucon Capital (HK) Limited, signed a purchase agreement with Carpenter Creek LLC, Bitdeer's subsidiary, to commence its cloud computing and cryptocurrency mining operations. From October 26, 2021 to December 20, 2021, our cloud computing and cryptocurrency mining business produced approximately 10.1949 bitcoins, which have been converted into $579 thousand U.S. dollars recognized as the Company’s revenue.

As of November 30, 2021, the Company completed a digital currency quantitative trading program through its own research and plans to use the program for its digital currency quantitative trading business.

Due to adverse regulatory effects in the PRC, Beijing Lianji Technology Co., Ltd. (“Beijing Lianji”) and Beijing Mercurity Beijing Technology Co., Ltd. (“Beijing Mercurity”), controlled by the Company through the VIE agreements, had suspended their original business operations. On December 10, 2021, the company's board of directors adopted a resolution to dismantle the VIE structure and divest the two Chinese companies. Therefore, in the financial statements reported in this quarter, the financial data of the two Chinese companies, Beijing Lianji and Beijing Mercurity, have been disclosed as discontinued operations.

FINANCIAL RESULTS

For the Three Months Ended September 30, 2021 (the “Third Quarter”):

Revenues were $0 thousand in the Third Quarter of 2021, compared to $41 thousand in the Third Quarter of 2020. Due to the Company’s management changes, our major client has already suspended business cooperation with us. However, our new management has completed the re-integration of our business as well as the team and the Company has started to its Bitcoin mining business in the fourth quarter and plans to invest more in blockchain technology applications.

General and administrative expenses were $2,268 thousand for the Third Quarter of 2021, compared to $644 thousand in the same period of 2020. General and administrative expenses consisted primarily of $1,840 thousand in stock-based compensation costs and $428 thousand in employment costs, office expenses, and professional fees. The increase in stock-based compensation expenses was primarily due to: (1) awards of 1,099,443 restricted stock units (the “RSUs”), each RSU representing 360 ordinary shares, during the Third Quarter in 2021, and (2) the vesting acceleration of previously granted RSUs.

Impairment loss for the Third Quarter of 2021 was $55 thousand, due to the allowance for doubtful accounts receivable, compared to an impairment loss from operations of $835 thousand in the same period of 2020.

Loss from operations in the Third Quarter of 2021 was $2,323 thousand generated compared to the loss from operations of $633 thousand during the three months ended September 30, 2020. Excluding the intangible asset impairment and the adjustment to the stock option incentive expenses, the Company would have an operating loss of $428 thousand in the Third Quarter of 2021.

Loss before provision for income taxes in the Third Quarter of 2021 was $2,323 thousand compared to a loss before provision for income taxes of $631 thousand in the same period of 2020. Excluding the intangible asset impairment and the adjustment to the stock option incentive expenses, the Company would have a loss before provision for income taxes of $428 thousand in the Third Quarter of 2021.

Loss from discontinued operations in the Third Quarter of 2021 was $21 thousand, compared to a loss before provision for income taxes from discontinued operations of $0 thousand in the same period of 2020.

Non-GAAP net (loss)/income attributable to Mercurity Fintech Holding Inc. is a non-GAAP measure which excludes amortization of acquired intangible assets, impairment loss, share-based compensation, and related provision for income tax expenses. Non-GAAP net loss attributable to Mercurity Fintech Holding Inc. was $449 thousand in the Third Quarter of 2021 and non-GAAP net loss attributable to Mercurity Fintech Holding Inc. was $ 427 thousand in the same period of 2020.

Cash and cash equivalents were $40 thousand as of September 30, 2021, compared to $175 thousand as of December 31, 2020. Total shareholders' equity as of September 30, 2021 was $6.3 million, compared to total shareholders' equity of $10.3 million as of December 31, 2020.

Non-GAAP Measures

To supplement the Company's consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”), the Company uses non-GAAP financial measures, including Non-GAAP (loss)/income from continuing operations and Non-GAAP net (loss)/income attributable to the Company, that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment loss, share-based compensation and related provision for income tax expenses. The non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of the Company's operations and prospects for the future. The non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, the Company's calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited. A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in the Company's results of operations. The Company compensates for these limitations by providing reconciliations of non-GAAP financial measures to U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

BUSINESS OUTLOOK

The Company has started launching and developing its digital asset mining business, digital asset investment and trading business in the fourth quarter of 2021. Meanwhile, the Company will continue to consolidate its blockchain technology team and develop its own self-operated metaverse concept music sharing platform starting from early 2022.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend, " "ought to, " "plan, " "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS

In China:

Mercurity Fintech Holding Inc.

Qi Wang

Tel: +86 133-3115-3191

Email: communication@mfhfintech.com

In the United States :

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com

MERCURITY FINTECH HOLDING

CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenues	-	41	6	1,433
Third parties
Total revenues	-	41	6	1,433

Cost of revenues	-	30	-	(109)
Gross profit	-	11	6	1,324

Operating expenses:
General and administrative	(2,268)	(644)	(8,880)	(1400)
Impairment loss	(55)	-	(428)	(835)
Total operating expenses	(2,323)	(644)	(9,308)	(2,235)
(Loss)/income from operations	(2,323)	(633)	(9,302)	(911)

Interest income, net	-	-	1	3
Other income/(Expenses), net	-	2	-	(28)
(Loss)/income before provision for income taxes	(2,323)	(631)	(9,301)	(936)
Income tax benefits
(Loss)/Income from continuing operations	(2,323)	(631)	(9,301)	(936)

Discontinued operations:
Loss from discontinued operations	(21)	-	(8,338)	-
Net loss	(2,344)	(631)	(17,639)	(936)

Net loss per ordinary share
Basic	(0.00)	(0.00)	(0.00)	(0.00)
Diluted	(0.00)	(0.00)	(0.00)	(0.00)

Weighted average shares used in calculating net loss per ordinary share
Basic	3,533,417,859	2,388,513,555	3,533,417,859	2,388,513,555
Diluted	3,533,417,859	2,388,513,555	3,533,417,859	2,388,513,555

MERCURITY FINTECH HOLDING

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net loss	(2,344)	(631)	(17,639)	(936)
Other comprehensive loss
Change in cumulative foreign currency translation adjustment	1	368	7	363
Comprehensive loss	(2,343)	(263)	(17,632)	(573)

MERCURITY FINTECH HOLDING

CONSOLIDATED BALANCE SHEETS

(US dollars in thousands)

	September 30, 2021	December 31, 2020
ASSETS:
Current assets:
Cash and cash equivalents	40	175
Cryptocurrencies	5,000
Accounts receivable, net	1,092	1,528
Prepaid expenses and other current assets, net	33	102
Amounts due from related parties	256	666
Current assets of discontinued operations	607	-
Total current assets	7,028	2,471
Non-current assets:
Intangible assets, net	6	383
Goodwill	-	8,107
Deferred tax assets	-	-
Total non-current assets	6	8,490
TOTAL ASSETS	7,034	10,961

LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
Accrued expenses and other current liabilities	391	678
Amounts due to related parties	318	31
Current liabilities of discontinued operations	27
Total current liabilities	736	708
TOTAL LIABILITIES	736	708

Commitments and contingencies
Shareholders' equity:
Ordinary shares	46	30
Additional paid-in capital	662,807	649,146
Accumulated deficit	(657,659)	(640,020)
Accumulated other comprehensive income	1,104	1,097
Total shareholders' equity	6,298	10,253
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,034	10,961

MERCURITY FINTECH HOLDING

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Loss from continuing operations	(2,323)	(631)	(9,301)	(936)
Net loss attributable to Mercurity Fintech Holding Inc.	(2,344)	(631)	(17,639)	(936)
Amortization of acquired intangible assets (a)
Provision for income tax expenses (b)
Share-based compensation (c)	1,840	204	7,965	204
Impairment loss from continuing operations (d)	55	-	428	835
Impairment loss attributable to Mercurity Fintech Holding Inc. (d)	55	-	8,535	835
Non-GAAP (loss)/income from continuing operations (d)	(428)	(427)	(908)	103
Non-GAAP net (loss)/income attributable to Mercurity Fintech Holding Inc.(a)(b)(c)(d)	(449)	(427)	(1,139)	103

Notes:
(a) Adjustment to exclude amortization of acquired intangible assets
(b) Adjustment to exclude provision for income tax expenses
(c) Adjustment to exclude share-based compensation
(d) Adjustment to exclude impairment loss